January 17, 2024

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.
Amendment No. 20 to Registration Statement on Form S-1
Filed January 8, 2024
File No. 333-264073

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated January 16, 2024, by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 20 to the Registration Statement on Form S-1 filed January 8, 2024 (“Amendment No. 20”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 21 to the Registration Statement (“Amendment No. 21”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 21 unless otherwise specified.

Amendment No. 20 to Registration Statement on Form S-1 filed January 8, 2024

Summary Historical Financial and Other Data, page 16

1.We note in response to prior comment 3 you revised the As Adjusted amounts for cash and cash equivalents and total stockholders' equity in your capitalization table on page 39 and made corresponding revisions on page 16. Please detail how you computed the As Adjusted amounts for total assets and Working Capital deficit on page 16 as we note these amounts did not change in the latest amendment to your registration statement.

Response:  In response to the Staff’s comment, the Company has corrected the As Adjusted amounts for Total Assets and Working Capital deficit on Page 16, as follows:

i)1,250,000 units at $4.13 per unit for gross proceeds of $5,162,500;

ii)Less underwriter commissions/discounts of 8% and underwriter non-accountable expenses of 1% for a total of 9% totaling $464,625 ($5,162,500 X 9%);

iii)Net Proceeds (before estimated offering expenses) resulting in $4,697,875 ($5,162,500 - $464,625), to be used for Working Capital deficit;

iv)Less estimated offering expenses of $613,288; and

v)Net Proceeds after deducting estimated offering expenses: $4,084,587 ($4,697,875 - $613,288), to be used for Total Assets.

Total Assets at 9/30/2023 of $2,480,377 plus the Net Proceeds (after deducting estimated offering expenses) of $4,084,587 resulting in As Adjusted Total Assets of $6,564,964.

Working Capital deficit at 9/30/2023 of $($527,191) plus the Net Proceeds (excluding deducting estimated offering expenses) of $4,697,875 resulting in As Adjusted Working Capital deficit of $4,170,684.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan